Exhibit 23.1

Baker Tilly US, LLP

66 Hudson Blvd, Ste 2200

New York, NY 10001

United States of America

T: +1 (212) 697 6900

bakertilly.com

January 18, 2024

To the Board of Directors and Audit Committee of Siebert Financial Corp.

In connection with the filing of the Form S-3 Registration Statement on January 18, 2024, we have been requested to consent to the inclusion and use therein of our audit report on the consolidated financial statements of Siebert Financial Corp. & Subsidiaries .as of December 31, 2022 and 2021 and for the years then ended.

In order to issue our consent, we are required to perform certain procedures, including updating our subsequent events procedures to the date of our consent, obtaining updated representations from management, reading the Form S-3, and updating our required communications with those charged with governance.

The purpose of this letter is to inform you that we have completed the procedures necessary to issue our consent and have no matters to report to you that would bear on our prior written communications to you made in connection with our audit as noted above which were previously provided to you.

If desired, we would be pleased to discuss the filing or any of the procedures we performed to support issuance of our consent.

This communication was prepared as part of our consent procedures, has consequential limitations, is restricted to management, the Board of Directors, and Audit Committee, and should not be used by anyone other than those specified parties.

BAKER TILLY US, LLP

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